Exhibit 1.01

Conflict Minerals Report of Itron, Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Itron, Inc. (Itron, we, us, our) for calendar year 2018 in accordance with Rule 13p-1 (Rule 13p-1) under the Securities Exchange Act of 1934 (the 1934 Act). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company Overview

We are a technology and service company, who is a leader in the Industrial Internet of Things, offering solutions that enable utilities and municipalities to safely, securely and reliably operate their critical infrastructure. Our solutions include the deployment of smart networks, software, services, devices, sensors, and data analytics that allow our customers to manage assets, secure revenue, lower operational costs, improve customer service, improve safety, and enable efficient management of valuable resources. Our comprehensive solutions and data analytics address the unique challenges facing the energy, water, and municipality sectors, including increasing demand on resources, non-technical loss, leak detection, environmental and regulatory compliance, and improved operational reliability. We operate under the Itron brand worldwide and manage and report under three operating segments, Device Solutions, Networked Solutions, and Outcomes.

Product Overview

We offer a portfolio of products, software, and services to our customers that can be a standalone, one-time purchase or an end-to-end solution that can be reoccurring over multiple years. The portfolio includes hardware products used for measurement, control, or sensing with and without communications capability; a combination of endpoints and network infrastructure designed and sold as a complete solutions for the purpose of robustly acquiring and transporting application specific data; value added services, software, and products that organize, analyze and interpret data for the purpose of gaining insights, making decisions, and informing actions. We offer managed services, software-as-a-service (SaaS), technical support services, licensing hardware technology, and consulting services.

Itron manufactures standard and smart metering solutions. We have determined that certain of these products contain conflict minerals. These products are manufactured in our 16 manufacturing facilities throughout the world and are sold throughout the world.

Supply Chain Overview

Our supply chain is complex. We do not directly source conflict minerals from smelters, refiners, or mines. We do not have direct knowledge to determine our conflict minerals country of origin, chain of custody, or whether or not these conflict minerals have directly or indirectly financed or benefited armed groups in the Democratic Republic of Congo or adjoining countries. There are multiple tiers between our company and the mines. Accordingly, we rely on our direct suppliers to determine the origin of the conflict minerals contained in our products.

Due Diligence Process Update

In conducting our due diligence, Itron utilizes the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2016) (OECD Framework), an internationally recognized due diligence framework. Our due diligence process requires all supplier agreements include conflict mineral language in the Terms of Contract (TOC) and Supplier Code of Conduct (SCC). This includes our expectation that suppliers source conflict minerals from certified conflict-free smelters. We request all new suppliers sign our standard TOC and SCC to confirm their understanding of our expectations.